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Exhibit 99.2

Exhibit 99.2

CANADIAN SOLAR INC.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2014 and September 30, 2015	F-2
Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2014 and 2015	F-3
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2014 and 2015	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2015	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-7

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2014	September 30, 2015
	$	$
ASSETS
Current assets:
Cash and cash equivalents	549,543	345,802
Restricted cash—current	439,961	586,706
Accounts receivable trade, net of allowance of $31,817 and $28,132 as of December 31, 2014 and September 30, 2015, respectively	366,939	431,871
Accounts receivable, unbilled	27,126	42,750
Amounts due from related parties	4,217	3,729
Inventories	432,325	426,400
Value added tax recoverable	20,271	42,822
Advances to suppliers—current, net of allowance of $9,301 and $8,805 as of December 31, 2014 and September 30, 2015, respectively	47,172	28,155
Derivative assets	9,643	4,620
Project assets—current	235,228	209,097
Deferred tax assets—current	40,810	44,907
Prepaid expenses and other current assets	142,651	109,729

Total current assets	2,315,886	2,276,588
Restricted cash—non-current	35,224	69,472
Property, plant and equipment, net	469,349	1,311,624
Deferred tax assets—non-current	66,856	76,176
Advances to suppliers—non-current, net of allowance of $28,435 and $30,180 as of December 31, 2014 and September 30, 2015, respectively	481	27,713
Prepaid land use rights	13,286	28,155
Investments in affiliates	38,823	126,181
Intangible assets, net	6,606	79,047
Project assets—non-current	69,283	2,401
Other non-current assets	56,630	80,465

TOTAL ASSETS	3,072,424	4,077,822

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	725,513	1,062,479
Accounts payable	412,937	542,223
Short-term notes payable	388,052	481,303
Amounts due to related parties	17,592	24,397
Other payables	112,584	149,818
Advances from customers	111,974	71,107
Derivative liabilities	445	7,766
Deferred tax liabilities—current	94,711	75,082
Other current liabilities	85,457	84,388

Total current liabilities	1,949,265	2,498,563
Accrued warranty costs	54,644	60,405
Convertible notes	150,000	150,000
Long-term borrowings	134,300	514,254
Liability for uncertain tax positions	15,579	16,309
Deferred tax liabilities—non-current	10,345	6,179
Loss contingency accruals	26,206	24,211
Other non-current liabilities	—	28,953

TOTAL LIABILITIES	2,340,339	3,298,874

Commitments and contingencies (Note 17)
Redeemable non-controlling interests	2,511	2,172

Equity:
Common shares—no par value: unlimited authorized shares, 55,161,856 and 55,921,827 shares issued and outstanding at December 31, 2014 and September 30, 2015, respectively	675,236	676,821
Additional paid-in capital	(25,682)	(19,379)
Retained earnings	46,999	156,562
Accumulated other comprehensive income (loss)	20,058	(48,841)

Total Canadian Solar Inc. shareholders' equity	716,611	765,163
Non-controlling interests in subsidiaries	12,963	11,613

TOTAL EQUITY	729,574	776,776

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	3,072,424	4,077,822

See notes to unaudited condensed consolidated financial statements.

 CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	For the Nine Months Ended September 30,
	2014	2015
	$	$
Net revenues:
—Non-related parties	2,003,404	2,340,840
—Related parties	1,070	6,508

Total net revenues	2,004,474	2,347,348

Cost of revenues
—Non-related parties	1,606,153	1,963,801
—Related parties	2,192	7,229

Total cost of revenues	1,608,345	1,971,030

Gross profit	396,129	376,318

Operating expenses:
Selling expenses	89,574	110,325
General and administrative expenses	47,552	111,668
Research and development expenses	8,643	12,237

Total operating expenses	145,769	234,230

Income from operations	250,360	142,088

Other income (expenses):
Interest expense	(36,805)	(37,083)
Interest income	10,134	12,622
Gain (loss) on change in foreign currency derivatives	4,796	(2,804)
Foreign exchange gain (loss)	(12,444)	11,593
Investment income	—	2,342
Others	1,134	389

Other expenses, net	(33,185)	(12,941)

Income before income taxes and equity in earnings of unconsolidated investees	217,175	129,147
Income tax expense	(49,953)	(18,529)
Equity in earnings of unconsolidated investees	493	369

Net income	167,715	110,987
Less: net income attributable to non-controlling interests	3,948	1,424

Net income attributable to Canadian Solar Inc.	163,767	109,563

Earnings per share—basic	$3.02	$1.97
Shares used in computation—basic	54,155,634	55,657,035
Earnings per share—diluted	$2.83	$1.88
Shares used in computation—diluted	59,038,133	60,297,192

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	For the Nine Months Ended September 30,
	2014	2015
	$	$
Net income	167,715	110,987
Other comprehensive income (net of tax):
Foreign currency translation adjustment	(21,166)	(68,948)
Gain on commodity hedge	—	2,091

Comprehensive income	146,549	44,130
Less: comprehensive income attributable to non-controlling interests	5,075	3,465

Comprehensive income attributable to Canadian Solar Inc.	141,474	40,665

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	For the Nine Months Ended September 30,
	2014	2015
	$	$
Operating activities:
Net income	167,715	110,987
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	60,445	69,492
Loss on disposal of property, plant and equipment	1,352	1,547
(Gain) loss on change in fair value of derivatives	(4,796)	2,804
Equity in earnings of unconsolidated investees	(493)	(369)
Reversal of allowance for doubtful accounts	(7,835)	(1,530)
Write-down of inventories	5,778	18,972
Impairment loss of project assets	2,269	—
Share-based compensation	3,905	4,571
Changes in operating assets and liabilities:
Accounts receivable trade	(60,432)	(49,237)
Accounts receivable, unbilled	(59,562)	(22,127)
Amounts due from related parties	179	970
Inventories	(182,515)	(33,969)
Value added tax recoverable	(10,014)	(21,069)
Advances to suppliers	2,080	4,102
Project assets	(33,043)	16,962
Prepaid expenses and other current assets	(15,790)	8,718
Other non-current assets	2,229	4,955
Accounts payable	111,717	17,365
Short-term notes payable	15,667	114,782
Amounts due to related parties	(2,541)	1,670
Other payables	17,952	14,074
Advances from customers	(26,249)	(38,106)
Other current liabilities	24,866	(7,236)
Accrued warranty costs	11,458	6,593
Prepaid land use rights	5,319	—
Liability for uncertain tax positions	(1,557)	730
Deferred taxes	(24,608)	(39,841)
Settlement of foreign currency derivatives	2,506	9,540

Net cash provided by operating activities	6,002	195,350

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands, except share and per share data)

	For the Nine Months Ended September 30,
	2014	2015
	$	$
Investing activities:
(Increase) decrease in restricted cash	37,341	(167,617)
Investment in affiliates	—	(16,577)
Proceeds from disposal of investment on subsidiaries	—	(610)
Purchase of property, plant and equipment	(26,903)	(426,698)
Acquisition of subsidiaries, net of cash received	—	(196,958)
Loan to third parties	(24,382)	—
Repayment of loan received from third parties	—	24,242
Cash dividend from an unconsolidated investee	352	454
Proceeds from disposal of property, plant and equipment	680	216

Net cash used in investing activities	(12,912)	(783,548)

Financing activities:
Proceeds from short-term borrowings	628,091	1,008,829
Repayment of short-term borrowings	(726,940)	(887,005)
Proceeds from long-term borrowings	43,954	282,490
Payment to non-controlling interests for sales of project companies	(5,187)	(305)
Purchase of shares from non-controlling shareholders	—	(2,765)
Proceeds from sale of non-controlling interest in a project asset	—	1,015
Gross proceeds from issuance of common shares	115,009	—
Issuance costs paid for common shares offering	(6,091)	—
Proceeds from issuance of convertible notes	150,000	—
Issuance cost paid on convertible notes	(5,103)	—
Proceeds from exercise of stock options	3,343	1,584

Net cash provided by financing activities	197,076	403,843

Effect of exchange rate changes	(10,267)	(19,386)

Net increase (decrease) in cash and cash equivalents	179,899	(203,741)
Cash and cash equivalents at the beginning of the period	228,250	549,543

Cash and cash equivalents at the end of the period	408,149	345,802

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	11,493	12,986
Income taxes paid	11,081	56,233
Supplemental schedule of non-cash activities:
Property, plant and equipment costs included in other payables	7,389	107,787
Reclass of a partial interest from project assets to investment in connection with a sale of 51% equity in the project	—	71,011

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") design, develop, and manufacture solar wafers, cells and solar power products. In recent years, the Company has increased investment in, and management attention on its total solutions business, which consists primarily of solar power project development, engineering, procurement and construction, or EPC, services, operating and maintenance, or O&M services, electricity revenue generation and sales of solar system kits. As of September 30, 2015, major subsidiaries of CSI are included in Appendix 1.

2. BASIS OF PRESENTATION AND CONSOLIDATION

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

        The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has a controlling financial interest. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. The Company evaluates each of its interest in private companies to determine whether or not the investee is a variable interest entity ("VIE"). If the Company demonstrates it both has (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. The Company has not consolidated any VIEs as of or during any of the periods presented. All intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

        The condensed consolidated balance sheet at December 31, 2014 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014, previously filed with the Securities and Exchange Commission ("SEC").

        In the opinion of the Company, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the interim periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

        The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's condensed consolidated financial statements include revenue recognition for sales of solar power projects and EPC services accounted for under the percentage-of-completion method, estimated sales returns, allowance for doubtful accounts receivable and advances to suppliers, valuation of

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. BASIS OF PRESENTATION AND CONSOLIDATION (Continued)

inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, determination of asset retirement obligation ("ARO"), accrual for warranty and the recognition of the benefit from the purchased warranty insurance, derivative instruments and hedging activities, accrual for uncertain tax positions, deferred tax valuation allowances, accounting for the fair value of the assets acquired and liabilities assumed in acquisitions, effective tax rate for interim reporting and the grant-date fair value of share-based compensation awards and related forfeiture rates.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards ("IFRS"). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

        In June 2014, the FASB issued ASU 2014-12, a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not expect the adoption of ASU 2014-12 to have a significant impact on its financial statement disclosures.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management's responsibility to (i) evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Company does not expect the adoption of ASU 2014-15 to have a significant impact on its financial statement disclosures.

        In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

years beginning after December 15, 2015. Early adoption is permitted. The Company is still in the process of assessing the potential financial impact to the Company.

        In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. In August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company does not expect the adoption of ASU 2015-03 and ASU 2015-15 to have a significant impact on its financial statement disclosures.

        In July, 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. Subsequent measurement is unchanged for inventory measured using last-in, first-out (LIFO) or the retail inventory method. For public business entities, ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company plans to adopt the new standard for the year beginning January 1, 2016.

        In September 2015, the FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The new standard is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The Company plans to early adopt the new standard during the fourth quarter of 2015. The Company does not expect the adoption of ASU 2015-3 to have a significant impact on the financial statements.

        In November 2015, the FASB issued ASU 2015-17 as part of its simplification initiative. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company plans to adopt the new standard for the year beginning January 1, 2016.

4. BUSINESS COMBINATION

Acquisition of Recurrent

        On March 30, 2015, the Company acquired 100% of the equity interests in Recurrent Energy, LLC ("Recurrent"). Through its subsidiaries, Recurrent engages in developing, building, operating and sales of utility scale and commercial solar systems. Subsequent to the acquisition, Recurrent has become a wholly owned subsidiary of the Company and operates and develops its major solar project pipeline in the United States.

        The Company acquired Recurrent for a total cash consideration of approximately $261 million. The following table summarized the preliminary fair value of assets acquired and liabilities assumed at the acquisition date.

In Millions of U.S. Dollars
Recognized identifiable assets acquired and liabilities assumed
Cash	107.0
Restricted cash	38.2
Property, plant and equipment	308.8
Other assets	40.2
Financial liabilities	(166.7)
Other liabilities	(66.1)

Total identifiable net assets	261.4

        The valuation of assets acquired and liabilities assumed during the acquisition is still in process, and the final allocation of the purchase price may differ from this preliminary allocation.

        Revenue of the Company for the nine months ended September 30, 2015 included $108.4 million generated from Recurrent since acquisition day, and net income of the Company for the nine months ended September 30, 2015 included $14.3 million net losses from Recurrent since acquisition, respectively.

        Bank fees, legal costs and accounting costs associated with the acquisition of $4.1 million have been expensed and recorded within general and administrative expense in the consolidated statement of operations for the nine months ended September 30, 2015.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

4. BUSINESS COMBINATION (Continued)

Acquisition of SSM

        On September 28, 2015, the Company acquired 100% of the equity interests in SSM1 Solar ULC, SSM2 Solar ULC, and SSM3 Solar ULC ("SSM"). Subsequent to the acquisition, SSM have become wholly owned subsidiaries of the Company and operates and develops its major solar project pipeline in Canada.

        The Company acquired SSM for a total cash consideration of approximately $59.0 million. The purchase price allocation for this acquisition has not yet been finalized. The following table summarized the preliminary fair value of assets acquired and liabilities assumed at the acquisition date. The final allocation of the purchase price may differ from this preliminary allocation.

In Millions of U.S. Dollars
Recognized identifiable assets acquired and liabilities assumed
Cash	8.1
Property, plant and equipment	136.7
Intangible assets	72.0
Other assets	16.9
Financial liabilities	(142.0)
Other liabilities	(32.7)

Total identifiable net assets	59.0

        Since acquisition day, the net income and revenue generated from SSM did not have any material impact in the consolidated statement of operations for the nine months ended September 30, 2015.

        Bank fees, legal costs and accounting costs associated with the acquisition of $1.9 million have been expensed and recorded within general and administrative expense in the consolidated statement of operations for the nine months ended September 30, 2015.

Pro forma results of acquisitions

        The following pro forma condensed consolidated financial results of operations are presented as if the acquisitions described above had been completed at the beginning of the comparable annual reporting period from the date of the transaction. Specifically, the pro forma results give effect as though the Acquisition of Recurrent and the Acquisition of SSM were consummated on January 1, 2014.

In thousand, expect per share data	September 30, 2014	September 30, 2015
	$	$
Pro forma sales	3,185,106	2,384,107
Pro Forma net income attributable to Canadian Solar Inc.	367,298	99,074
Diluted earnings per share attributable to Canadian Solar Inc.	6.22	1.64

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

4. BUSINESS COMBINATION (Continued)

Pro forma results of acquisitions (Continued)

        The unaudited pro forma net income for the nine months ended September 30, 2015 excludes the impact of $6.0 million of non-recurring items related to transaction related costs.

        The pro forma condensed consolidated financial information has been prepared for comparative purposes only and includes certain adjustments, as noted above. The adjustments are estimates based on currently available information and actual amounts may differ materially from these estimates. They do not reflect the effect of costs or synergies that would have been expected to result from the integration of the acquisitions. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combinations occurred at the beginning of each period presented or of future results of the consolidated entities.

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are comprised of allowances for accounts receivable trade, advances to suppliers and other receivables.

        An analysis of allowances for accounts receivable, trade is as follows:

	For the Year Ended December 31, 2014	For the Nine Months Ended September 30, 2015
	$	$
Beginning balance of the year/period	38,483	31,817
Allowances reversed during the year/period, net	(5,843)	(1,523)
Accounts written-off against allowances	(9)	(854)
Foreign exchange effect	(814)	(1,308)

Closing balance of the year/period	31,817	28,132

        An analysis of allowances for advances to suppliers is as follows:

	For the Year Ended December 31, 2014	For the Nine Months Ended September 30, 2015
	$	$
Beginning balance of the year/period	40,047	37,735
Allowances made during the year/period, net	4	77
Foreign exchange effect	(2,316)	1,173

Closing balance of the year/period	37,735	38,985

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS (Continued)

        An analysis of allowances for other receivables is as follows:

	For the Year Ended December 31, 2014	For the Nine Months Ended September 30, 2015
	$	$
Beginning balance of the year/period	887	830
Allowances reversed during the year/period, net	(53)	(5)
Foreign exchange effect	(4)	(12)

Closing balance of the year/period	830	813

6. INVENTORIES

        Inventories consist of the following:

	At December 31, 2014	At September 30, 2015
	$	$
Raw materials	95,224	99,196
Work-in-process	33,207	45,076
Finished goods	303,894	282,128

	432,325	426,400

        During the nine months ended September 30, 2014 and 2015, inventory was written down by $5,778 and $18,972, respectively, to reflect the lower of cost or market measurement.

7. PROJECT ASSETS

        Project assets consist of the following:

	At December 31, 2014	At September 30, 2015
	$	$
Project assets—Acquisition cost	119,060	35,488
Project assets—EPC and other cost	185,451	176,010

Total project assets	304,511	211,498

Current portion	235,228	209,097
Non-current portion	69,283	2,401

        The Company recorded $2,269 and nil of impairment charges for project assets for the nine months ended September 30, 2014 and 2015, respectively.

        Project assets expected to be sold within twelve months as of each balance sheet date are recorded as current assets and project assets expected to be sold after twelve months are recorded as non-current assets on the consolidated balance sheets. The Company does not depreciate the project

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

7. PROJECT ASSETS (Continued)

assets, as they are considered held for sale. If circumstances change, and the Company will begin to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to property, plant and equipment. During the nine months ended September 30, 2015, the Company determined to expand its business model to both building and selling and building and operating certain projects. As a result, project assets amounted $266.6 million were reclassified to property, plant and equipment (see Note 8) and depreciation is recognized using the straight-line method over the estimated useful lives of the solar power systems of 20 to 25 years.

8. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2014	At September 30, 2015
	$	$
Buildings	182,889	175,367
Solar power systems	75,344	406,270
Leasehold improvements	6,849	7,714
Machinery	459,272	461,080
Furniture, fixtures and equipment	36,526	39,429
Motor vehicles	3,365	3,718

	764,245	1,093,578
Accumulated depreciation	(349,316)	(405,649)
Impairment	(1,605)	(1,544)

	413,324	686,385
Construction in process	56,025	625,239

Property, plant and equipment, net	469,349	1,311,624

        Depreciation expenses and costs of property, plant and equipment were $59,503 and $68,140 for the nine months ended September 30, 2014 and 2015, respectively. In 2014 and the nine months ended September 30, 2015, in connection with decisions to hold and operate certain projects totaling $98.0 million and $266.6 million, respectively, were reclassified to property, plant and equipment, of which $22.7 million and $139.1 million were reclassified to construction in progress. Construction in process primarily represents production facilities and solar power systems under construction and the machinery under installation. As of September 30, 2015, the construction in process related to solar power systems were $592.1 million.

        Certain jurisdictions in which the Company's project assets are located or certain land lease agreements require the removal of the solar power systems when the project is decommissioned. ARO for the estimated costs of decommissioning associated with long-lived assets at a future date are accounted for in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

the same amount. Over time, the liability is accreted to its expected future value, while the capitalized cost is depreciated over the estimated useful life of the related asset.

        The Company's ARO included in property, plant and equipment were nil and $4,467 as of December 31, 2014 and September 30, 2015, respectively.

9. INTANGIBLE ASSETS, NET

        The following summarizes the Company's intangible assets:

As of September 30, 2015	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Power purchase agreement	71,924	—	71,924
Technical know-how	1,560	(1,163)	397
Computer software	13,749	(7,023)	6,726

Total intangible assets, net	87,233	(8,186)	79,047

As of December 31, 2014	Gross Carrying Amount	Accumulated Amortization	Net
	$
		$	$
Technical know-how	1,622	(1,130)	492
Computer software	10,715	(4,601)	6,114

Total intangible assets, net	12,337	(5,731)	6,606

        The power purchase agreements were acquired as part of the acquisition of SSM, which were preliminarily valued at $72.0 million at the acquisition day, and will be amortized on a straight-line basis over their remaining contractual term of 16 years.

        Amortization expense for the nine months ended September 30, 2014 and 2015 were $941 and $1,352, respectively.

        Amortization expense of the above intangible assets is expected to be approximately $1.8 million, $6.2 million, $5.8 million, $5.6 million and $59.6 million for the remainder of 2015, 2016, 2017, 2018, 2019 and thereafter, respectively.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. FAIR VALUE MEASUREMENT

        As of September 30, 2015 and December 31, 2014, information about inputs into the fair value measurements of the Company's assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements Using
As of September 30, 2015	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	2,292	—	2,292	—
Commodity hedge	2,091	—	2,091	—
Interest rate swap	237	—	237	—

Total Assets	4,620	—	4,620	—

Liabilities:
Interest rate swap	24,011	—	24,011	—
Foreign exchange forward contracts	7,766	—	7,766	—

Total Liabilities	31,777	—	31,777	—

	Fair Value Measurements Using
As of December 31, 2014	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	9,643	—	9,643	—

Liabilities:
Foreign exchange forward contracts	445	—	445	—

        The Company's foreign currency derivative instruments relate to foreign exchange option or forward contracts involving major currencies such as Japanese yen, Euro, Canadian dollar and Renminbi ("RMB"). Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

        The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. FAIR VALUE MEASUREMENT (Continued)

assets is below its recorded cost and impairment is required. The fair value of the assets or investment was measured based on prices offered by unrelated third-party willing buyers and classified as level 3 fair value measurements as the offering prices are not observable.

        The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under U.S. GAAP.

        The carrying value of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amount due from a related party, accounts and short-term notes payable, due to related parties, and short-term borrowings approximate their fair value due to the short-term maturity of these instruments. Long-term borrowings of $134,300 and $514,254 as of December 31, 2014 and September 30, 2015 respectively, which approximate their fair value since most of these borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as level 2 as the key input can be corroborated with market data.

        The carrying value of the Company's outstanding convertible notes as of September 30, 2015 was $150.0 million.

        Depending on the terms of the specific derivative instruments and market conditions, some of the Company's derivative instruments may be assets and others liabilities at any particular point in time.

        The Company's primary objective for holding derivative financial instruments is to manage currency risk. The recognition of gains or losses resulting from changes in fair value of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

        The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the consolidated statements of operations. The Company recorded a gain (loss) on foreign currency derivative contracts of $4,796 and $(2,804) for the nine months ended September 30, 2014 and 2015, respectively.

        The Company enters into derivatives to hedge its exposure to losses from price adjustments of electricity. When the Company determines to designate a derivative instrument as a cash flow hedge, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in hedging transactions is highly effective in offsetting changes in cash flows of hedged items.

        Fair value of the derivative instruments is determined using pricing models developed based on the underlying commodity price of electricity. The values are also adjusted to reflect nonperformance risk of the counterparty and the Company, as necessary. Gains and losses on derivatives designated as cash flow hedges, which are used to hedge anticipated sales, are initially deferred in other comprehensive income before being recognized in the condensed statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the condensed statements of operations as incurred.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. FAIR VALUE MEASUREMENT (Continued)

        During the nine months ended September 30, 2015, the Company has entered into a fixed—for-floating commodity swap with a financial institution to hedge cash flows associated with electricity sales of the Astoria project for the period between expected Commercial Operation Date("COD") and commencement of the long term PPA with the offtaker in January 2019. The swap contract was designated as a cash flow hedge at inception and is anticipated to be effective through its two year term that ends December 31, 2018. The fair value of the swap contract was $2,091, an asset position, recorded derivative assets on the condensed balance sheet as at September 30, 2015 and the change in its fair value is recorded in other comprehensive income during the nine months ended September 30, 2015.

        During the nine months ended September 30, 2015, the Company has entered into an interest rate swaption to purchase a fixed for floating interest rate swap with a financial institution to hedge cash flows associated with interest payments of the Mustang project. The fair value of the swap contract was $237, an asset position, recorded in derivative assets on the condensed balance sheet as at September 30, 2015 and the change in its fair value is recorded in interest expense during the nine months ended September 30, 2015.

        SSM, which the Company acquired on September 28, 2015, have entered into an interest rate swap to purchase a fixed-for-floating interest rate swap with a financial institution to hedge cash flows associated with interest payments of its project. The Company is still finalizing the purchase price allocation of the acquisition, and the total fair value of the swap contract was $24,011, a liability position, was tentatively recorded in other payables and non-current liabilities on the condensed balance sheet as at September 30, 2015. There was negligible income statement impact during the nine months ended September 30, 2015.

        The effect of fair value of derivative instruments on the consolidated balance sheets as of December 31, 2014 and September 30, 2015 and the effect of derivative instruments on consolidated statements of operations for the nine months ended September 30, 2014 and 2015 are as follows:

	Fair Value of Derivatives Asset
	At December 31, 2014
			At September 30, 2015
		Fair Value
	Balance Sheet Location		Balance Sheet Location	Fair Value
		$		$
Commodity hedge	—	—	Foreign currency derivative assets	2,091
Interest rate swap	—	—	Foreign currency derivative assets	237
Foreign exchange forward contracts	Foreign currency derivative assets	9,643	Foreign currency derivative assets	2,292

	Total	9,643	Total	4,620

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. FAIR VALUE MEASUREMENT (Continued)

	Fair Value of Derivatives Liability
	At December 31, 2014
			At September 30, 2015
		Fair Value
	Balance Sheet Location		Balance Sheet Location	Fair Value
		$		$
Interest rate swap	—	—	Other payables	4,448
Interest rate swap	—	—	Other non-current liabilities	19,563
Foreign exchange forward contracts	Foreign currency derivative liabilities	445	Foreign currency derivative liabilities	7,766

	Total	445	Total	31,777

		Amount of Gain (Loss) Recognized in Income on Derivatives
		For the Nine Months Ended September 30
	Location of Gain (Loss) Recognized in Income on Derivatives
		2014	2015
		$	$
Foreign exchange forward contracts	Gain(Loss) on change in foreign currency derivatives	4,796	(2,804)
Interest swap	Interest expense	—	(155)

	Total	4,796	(2,959)

11. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31, 2014		At September 30, 2015
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
Suzhou Gaochuangte New Energy Co., Ltd.	7,112	40	7,225	40
CSI SkyPower	3,533	50	3,280	50
GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd.	3,311	10	4,088	10
Foto Light LP	2,390	5	1,799	5
Discovery Light LP	2,125	5	2,023	5
City Light LP	—	—	2,015	5
Tranquillity	—	—	87,410	49
Others	20,352	21 - 50	18,341	21 - 50

Total	38,823		126,181

        In June 2015, CSI sold its 95% equity interests in one project, City Light LP to a third party buyer. As of September 30, 2015, the Company continues to hold a 5% equity interest in the project.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

11. INVESTMENTS IN AFFILIATES (Continued)

        In August 2015, CSI sold 51% of the equity interests in one project, Tranquillity, to a third party buyer. As of September 30, 2015, the Company continues to hold a 49% equity interest in the project.

        Equity in earnings of unconsolidated investees was $493 and $369 for the nine months ended September 30, 2014 and 2015, respectively.

12. BORROWINGS

	At December 31, 2014	At September 30, 2015
	$	$
Bank borrowings:	796,739	1,423,702

Analysis as:
Short-term	655,926	893,968
Long-term, current portion	37,202	61,183

Subtotal for short-term	693,128	955,151
Long-term, non-current portion	103,611	468,551
Borrowings from non-banking institutions:	63,074	153,031

Analysis as:
Short-term	14,708	78,802
Long-term, current portion	17,677	28,526
Long-term, non-current portion	30,689	45,703

Total	859,813	1,576,733

        As of September 30, 2015, the Company had contractual bank credit facilities of $2,053,515, of which $542,148 has been drawn down with the due dates beyond September 30, 2016, $915,664 has been drawn down with the due dates before September 30, 2016 and $595,703 was available for draw down upon demand. In addition, as of September 30, 2015, the Company also had non-binding bank credit facilities of $439,414, of which $275,118 has been drawn down with the due dates before September 30, 2016 and $96,181 was subject to banks' discretion upon request for any additional drawn down.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. BORROWINGS (Continued)

a)    Short-term

        The Company's short-term borrowings consist of the following:

	At December 31, 2014	At September 30, 2015
	$	$
Bank borrowings:
Short-term bank borrowings secured by restricted cash	120,772	132,256
Short-term bank borrowings secured by inventories	35,882	17,716
Short-term bank borrowings guaranteed by Dr. Shawn Qu	57,419	—
Short-term bank borrowings secured by prepaid land use rights and property, plant and equipment	91,270	306,581
Short-term bank borrowings secured by project assets	45,149	191,705
Short-term borrowings secured by equity		60,744
Unsecured short-term borrowings	305,433	184,966
Long-term bank borrowings due within one year
Long-term bank borrowings due within one year secured by prepaid land use rights and property, plant and equipment	5,034	6,802
Long-term bank borrowings due within one year secured by project assets	587	4,850
Long-term bank borrowings due within one year secured by restricted cash	19,400	29,100
Unsecured long-term bank borrowings due within one year	12,182	20,431

	693,128	955,151

Borrowings from non-banking institutions:
Short-term borrowings secured by project assets	—	55,020
Short-term borrowings secured by restricted cash	—	23,782
Long-term borrowings due within one year secured by project assets	16,150	27,426
Unsecured long-term borrowings due within one year	1,527	1,100
Unsecured short-term borrowings	14,708	—

	32,385	107,328

Total	725,513	1,062,479

        The average interest rate on short-term borrowings was 4.63% and 4.50% per annum for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively. The short-term borrowings are repayable within one year.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. BORROWINGS (Continued)

b)    Long-term

        The Company's long-term borrowings consist of the following:

	At December 31, 2014	At September 30, 2015
	$	$
Bank borrowings:
Unsecured long-term bank borrowings	50,162	12,677
Long-term bank borrowings secured by project assets	43,749	223,206
Long-term bank borrowings secured by property, plant and equipment	—	20,406
Long-term bank borrowings secured by equity	—	212,262
Long-term bank borrowings secured by restricted cash	9,700	—
Borrowings from non-banking institutions:
Long-term borrowings secured by project assets	15,219	19,476
Unsecured long-term borrowings	15,470	26,227

Total	134,300	514,254

        The average interest rate on long-term borrowings was 6.32% and 4.85% per annum for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.

        Future principal repayments on the long-term borrowings are as follows:

Remainder of 2015	33,293
2016	110,853
2017	106,651
2018	211,503
2019 and thereafter	141,663

Total	603,963
Less: future principal repayment related to long-term borrowings, current portion	(89,709)

Total long-term portion	$514,254

        On October 29, 2011, CSI Cells Co., Ltd. entered into a syndicated loan agreement with local Chinese commercial banks, denominated in RMB. The latest renewed total credit facility under this agreement equaled $53,247. The facility bears the base interest rate published by People's Bank of China for the same maturity for RMB denominated borrowings and the interest under both tranches is due quarterly in arrears. Outstanding borrowings under this agreement equaled $49,394 at September 30, 2015, which requires repayment of $1,187, $24,269 and $23,939 in 2015, 2016, and 2017 respectively. The borrowing under the agreement is guaranteed by CSI Solar Power (China) Inc., Canadian Solar Manufacturing (Luoyang) Inc. and Canadian Solar Manufacturing (Changshu) Inc. The agreement does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. BORROWINGS (Continued)

b)    Long-term (Continued)

        On October 28, 2013, CSI Cells Co., Ltd., entered into a loan agreement, denominated in RMB, with a state-owned trust company about research of solar photovoltaic technology. The total credit facility under this agreement equaled $1,100, which requires repayment of $1,100 in 2016. The loan is free of interest and does not contain any financial covenants or restrictions.

        On February 28, 2013, Canadian Solar Japan K.K. entered into a loan agreement with a Japanese bank for working capital, denominated in Japanese yen. The latest renewed total credit facility under this agreement equaled $143. The facility bears a fixed rate of 1.45% per year and requires repayment of $32 each month. The outstanding borrowings under this agreement equaled $111 at September 30, 2015, which requires repayment of $111 in 2016. The agreement does not contain any financial covenants or restrictions.

        On May 20, 2013, CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd., the Company's 100% owned subsidiaries, entered into a loan agreement with a local Chinese bank, denominated in RMB, for construction of a solar power project in China. The latest renewed total credit facility under this agreement equaled $33,130. The outstanding balance as of September 30, 2015 equaled $33,130, which requires repayment of $1,533, $2,987, $ 2,987, $3,144 and $22,480 in 2015, 2016, 2017, 2018 and 2019 thereafter, respectively, and was guaranteed by CSI Solar Power (China) Inc. and secured by the project assets of Tumushuke CSI New Energy Development Co., Ltd. The borrowing bears a floating rate equal to the base interest rate published by People's Bank of China with the same maturities, which was 6.55% as of September 30, 2015 for loans of more than 5 years. Interest is due quarterly in arrears. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd. shall not exceed 75%. As at September 30, 2015, the Company met all the requirements of the financial covenants.

        On November 25, 2013, Canadian Solar International Limited entered into a loan agreement with a Chinese commercial bank overseas branch, denominated in US Dollar, for general working capital purposes. Outstanding borrowings under this agreement were $29,100 at September 30, 2015, which requires repayment of $19,400, and $9,700 in 2015 and 2016 respectively. The borrowing bears a floating interest rate equal to LIBOR+1.8% and the agreement does not contain any financial covenants or restrictions.

        On December 4, 2013, Canadian Solar International Project 1 Limited, the Company's 100% owned subsidiary, entered into a loan agreement, denominated in US Dollar, with Harvest North Star Capital. The total credit facility under this agreement was $40,000 and will be used to finance the development of several ground-mounted solar power projects in Japan. Outstanding borrowings under this agreement equaled $32,410 at September 30, 2015, which requires repayment of $0 and $32,410 in 2015 and 2016 respectively. The loan is secured by project assets and guaranteed by Canadian Solar Inc. and bears 12.5% and 13% per annum rate. The agreement does not contain any financial covenants or restrictions.

        On August 28, 2013, CSI Solar Power (China) Inc. entered into a financing agreement, denominated in RMB, with China Development Bank, Suzhou Branch, or CDB, pursuant to which CDB agreed to provide $6,131, in long-term construction financing for the construction of solar power

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. BORROWINGS (Continued)

b)    Long-term (Continued)

projects in Suzhou National New and High-tech Industrial Development Zone. Outstanding borrowings under this agreement equaled $6,131 at September 30, 2015, which requires repayment of $1,100, $1,100, $1,100, and $2830 in 2016, 2017, 2018 and 2019thereafter, respectively. The loan is secured by project assets and guaranteed by Canadian Solar Inc. and bears 6.15% per annum rate. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of CSI Solar Power (China) Inc. shall not exceed 80% and the annual consolidated revenue shall exceed RMB 5 billion. As at September 30, 2015, the Company met all the requirements of the financial covenants.

        On November 14, 2013, CSI Photovoltaic Energy (Sihong) Inc., the Company's 100% owned subsidiary, entered into a financing agreement, denominated in RMB, with CDB, pursuant to which CDB agreed to provide $4,716, in long-term construction financing to us for the construction of solar power projects in Sihong, Jiangsu. Outstanding borrowings under this agreement equaled $4,716 at September 30, 2015, which requires repayment of $362, $723, $723, $755, and $2,154 in 2015, 2016, 2017, 2018 and 2019 thereafter, respectively. The loan is secured by project assets and guaranteed by CSI Solar Power (China) Inc. and bears 6.458% per annum rate. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of CSI Photovoltaic Energy (Sihong) Inc. shall not exceed 75%. As at September 30, 2015, the Company met all the requirements of the financial covenants.

        On March 27, 2015 CSI Solar Manufacture Inc. entered into a loan agreement with a Chinese commercial bank, Bank of Jiangsu. The bank agreed to provide long-term construction financing to us, denominated in RMB, totaling $15,406, for the construction of solar power projects in Peixian Jiangsu. Outstanding borrowing under this agreement equaled $6,288 at September 30, 2015, which requires repayment of $314, $786, $943 and $4,244 in 2016, 2017, 2018 and 2019 thereafter, respectively. The loan is secured by equity of Peixian Suxin Solartronics CO., Ltd. and guaranteed by CSI Solar Power (China) Inc. and bears 6.490% per annum rate. The agreement does not contain any financial covenants or restrictions.

        On April 30, 2015 Canadian Solar Inc. entered into a loan agreement with China Minsheng Banking Corp,.Ltd., denominated in US Dollar, The total credit facility under this agreement was $210,000 for acquisition purposes. Outstanding borrowing under this agreement was $210,000 as of September 30, 2015, which requires repayment of $10,000, $10,000 and $190,000 in 2016, 2017 and 2018 respectively. The loan is secured by equity of CSI Solar Power (China) Inc. and guaranteed by Canadian Solar Manufacturing (Changshu) Inc., CSI Cells Co., Ltd., and Canadian Solar Manufacturing (Luoyang) Inc. The agreement does not contain any financial covenants or restrictions.

        On May 18, 2015 Canadian Solar International Project 2 Limited entered into credit agreement with Robobank International Hong Kong Branch, dominated in Japanese Yen, the total credit facility under this agreement equaled $29,108 and will be used to finance the development of several ground-mounted solar power projects in Japan. Outstanding borrowings equaled $13,602 at September 30, 2015, which requires repayment in 2017. The loan is secured by equity and guaranteed by Canadian Solar Inc. and bears 2.573% per annum rate. The agreement does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. BORROWINGS (Continued)

b)    Long-term (Continued)

        On June 25, 2014, CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd. entered into a financing agreement, denominated in RMB, with Jiangsu Haixin Energy Development Co., Ltd. And Jiangsu Kaiyuan Ltd.or Haixin and Kaiyuan, pursuant to which Haixin and Kaiyuan agreed to provide $42,444 in long-term construction financing for the construction of solar power projects and production line construction in Yancheng, Jiangsu. The facility is composed of two tranches. The first tranche has a credit limit of $23,580 which requires repayment within three years and was for working capital purposes. The second tranche has a credit limit of $18,864 for the expansion of solar cell production capacity. As of September 30, 2015, CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd. has drawn $14,080 and $12,147 respectively from the first and the second tranche. Both of the tranches are free of security and interest and the agreement does not contain any financial covenants or restrictions. The total outstanding borrowings under this agreement equaled $26,227 at September 30, 2015, which requires repayment of $12,395 and $13,831 in 2017 and 2018 respectively.

        On November 15, 2010, RE Cranbury Solar 1 LLC, the Company's 100% owned subsidiary, entered into a loan agreement, denominated in US Dollar, with Macquarie Energy LLC. The total credit facility under this agreement was $4,000 and will be used to finance the development of several ground-mounted solar power projects in US. Outstanding borrowings under this agreement equaled $4,000 at September 30, 2015, which requires repayment of $4,000 in 2017. The loan is secured by project assets and bears 9.105% per annum rate. The agreement does not contain any financial covenants or restrictions.

        On April 5, 2010, several 100% owned subsidiaries of Recurrent, which was acquired in March, entered into a loan agreement, denominated in US Dollar, with Kaiser Foundation Hospitals. The total credit facility under this agreement was $10,493 and will be used to finance the development of several ground-mounted solar power projects in US. Outstanding borrowings under this agreement equaled $10,493 at September 30, 2015, which requires repayment of $590, $157, $131, $185 and $9,430 in 2015, 2016, 2017, 2018 and 2019 thereafter respectively.. The loan is secured by project and bears 6.0% per annum rate. The agreement does not contain any financial covenants or restrictions.

        On June 17, 2015, 2225228 Ontario Inc. 3G Alfred and Beam Light LP, the Company's 100% owned subsidiaries, entered into a loan agreement denominated in Canadian Dollar, with Deutsche Bank Trust Company Americas. The total credit facility under this agreement is $53,458 and was used to finance the payment of the project costs. Outstanding borrowings under this agreement equaled $35,862 at September 30, 2015, which requires repayment of $35,862 in 2017. The loan is secured by project assets and bears 3.48% per annum rate. The agreement does not contain any financial covenants or restrictions.

        On August 17, 2015, Canadian Solar New Energy (Kuan Cheng) Co. Ltd., the Company's 100% owned subsidiary, entered into a loan agreement denominated in RMB, with a local Chinese commercial bank. The total credit facility under this agreement is $15,720 and was used to finance the project's costs. Outstanding borrowings under this agreement equaled $6,288 at September 30, 2015, which requires repayment of $314, $1,258, $1,729, $2,987, $1,729 and $1,258 in 2016, 2017, 2018, 2019, 2020 and thereafter, respectively. The loan is secured by project assets and bears 5.665% per annum rate. The agreement does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. BORROWINGS (Continued)

b)    Long-term (Continued)

        On September 2015, the Company acquired SSM 1 Solar ULC, SSM 2 Solar ULC, SSM 3 Solar ULC, and assumed project loans originally entered into on September 30, 2011, denominated in Canadian Dollar, with Norddeutsche Landesbank Giozentrale. The total credit facility under this agreement is $165,755 and was used to finance the payment of the project costs. Outstanding borrowings under this agreement equaled $141,976 at September 30, 2015, which requires repayment of $2,552, $48,696, $5,043, $5,313, $5,600 and $74,769, in 2015, 2016, 2017, 2018, 2019, 2020 and thereafter, respectively. The loan is secured by project assets and bears an average interest of 6.813% per annum. The agreement does not contain any financial covenants or restrictions.

c)     Interest expense

        The Company capitalized interest costs incurred into the Company's project assets or property, plant and equipment as follows during the nine months ended September 30, 2014 and 2015:

	For the Nine Months Ended September, 30
	2014	2015
	$	$
Interest capitalized—project assets	6,913	14,086
Interest capitalized—property, plant and equipment	187	814
Interest expense	36,805	37,083

Total interest incurred	43,905	51,983

13. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	For the Year Ended December 31, 2014	For the Nine Months Ended September 30, 2015
	$	$
Beginning balance	40,605	54,644
Warranty provision	18,570	9,562
Warranty costs incurred	(2,996)	(2,968)
Exchange effect	(1,535)	(833)

Ending balance	54,644	60,405

        The Company made downward adjustments to the accrued warranty costs of $7.6 million and other non-current assets of $4.5 million, for the nine months ended September 30, 2015, to reflect the general declining trend of the average selling price of solar modules on the expected cost of servicing the warranty.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

14. INCOME TAXES

        The Company adopted an estimated annual effective tax rate approach for calculating the tax provision for interim periods in accordance with ASC 740-270 "Income tax—Interim reporting". The estimated effective tax rate is based on expected income (loss), statutory tax rates and incentives available in the various jurisdictions in which the Company operates. The interim tax provision is determined by applying the estimated annual effective tax rate to the year-to-date ordinary income and discrete recognition of other tax effects. For a given quarter, the income tax provision equals to the difference between the provisions recorded cumulatively for the year and the amount recorded cumulatively as of the end of the prior interim period. As the year progresses, the Company refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the estimated effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the estimated annual effective tax rate.

        The Company considers both positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Company's experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the statutory carry-forward periods provided for in the tax law of the various jurisdictions in which the Company operates.

        The income tax expenses for the nine months ended September 30, 2014 and 2015 were $49,953 and $18,529, respectively. The Company's effective tax rates for the nine months ended September 30, 2014 and 2015 was 23.0% and 14.3%, respectively.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

15. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the Nine Months Ended September 30,
	2014	2015
Numerator:
Net income attributable to Canadian Solar Inc.—basic	$163,767	$109,563
Dilutive effect of convertible notes interest	3,299	4,045

Net income attributable to Canadian Solar Inc.—diluted	$167,066	$113,608

Denominator:
Denominator for basic calculation—weighted average number of common shares—basic	54,155,634	55,657,035
Diluted effects of share number from share options and RSUs	2,135,247	1,306,824
Dilutive effects of share number from convertible notes	2,747,252	3,333,333

Denominator for diluted calculation—weighted average number of common shares—diluted	59,038,133	60,297,192

Basic earnings per share	$3.02	$1.97

Diluted earnings per share	$2.83	$1.88

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings per share for the periods indicated.

	For the Nine Months Ended September 30,
	2014	2015
Share options and RSUs	96,841	242,392

16. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from related parties of $3,729 as of September 30, 2015 consists of (i) a trade receivable of $1,378 from Gaochuangte, the Company's 40% owned affiliate, for solar power products sold, (ii) prepayments for bidding of $2,351 to the affiliate CSI Skypower, the Company's 50% owned affiliate. No amount was due as of September 30, 2015.

        The amount due from related parties of $4,217 as of December 31, 2014 consists of (i) a trade receivable of $1,499 from Gaochuangte, the Company's 40% owned affiliate, for solar power products sold, (ii) prepayments for bidding of $2,718 to the affiliate CSI Skypower, the Company's 50% owned affiliate. No amount was due as of December 31, 2014.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

16. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Related party balances: (Continued)

        The amount due to related parties of $24,397 as of September 30, 2015 consists of (i) a government award of $79, payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major shareholder of the Company, which was initially paid to the Company, (ii) a trade payable of $24,318 to Gaochuangte for its EPC service.

        The amount due to related parties of $17,592 as of December 31, 2014 consists of (i) a government award of $81, payable to Dr. Shawn Qu, which was initially paid to the Company, (ii) a trade payable of $17,511 to Gaochuangte for its EPC service.

Related party transactions:

Guarantees and loans

        Dr. Shawn Qu fully guaranteed a one-year RMB 888 million ($145.1 million) and RMB896 million ($140.9 million) loan facilities from Chinese commercial banks in 2014 and 2015, respectively. Amounts drawn down from the facilities as at December 31, 2014 and September 30, 2015 were $145,095 and $79,961 respectively.

        Dr. Shawn Qu fully guaranteed nil and a two-year RMB450 million ($70.7 million) loan facilities from Chinese commercial banks in 2014 and 2015, respectively. Amounts drawn down from the facilities as at December 31, 2014 and September 30, 2015 were nil and $63,816, respectively.

        Dr. Shawn Qu fully guaranteed nil and a three-year USD 150 million loan facilities from Chinese commercial banks in 2014 and 2015, respectively. Amounts drawn down from the facilities as at December 31, 2014 and September 30, 2015 were nil.

        In the first quarter of 2015, Dr. Shawn Qu loaned the Company $35.0 million at an interest of 4.25%. The Company fully repaid the loan, including interest of $21 in March of 2015. As of September 30, 2015, the Company had no outstanding borrowings with Dr. Shawn Qu.

        In January 2014, Dr. Shawn Qu loaned the Company an aggregate of $25.0 million at an interest rate of 4.27%. The Company repaid the loans, including interest of $0.1 million in January and February 2014. As of December 31, 2014, the Company had no outstanding borrowings with Dr. Shawn Qu.

        In October 2014, CSI Solar Power (China) Inc. guaranteed loan facilities from Chinese banks for GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd of $6,077 (RMB37.2 million) in total due within three years.

Sales and purchase contracts with affiliates

        In the nine months ended September 30, 2014 and 2015, the Company sold solar power products to Gaochuangte in the amount of $1,070(RMB6,539) and $6,508 (RMB39,922), respectively.

        In the nine months ended September 30, 2014 and 2015, the Company incurred costs of $2,147 (RMB13,147) and $24,199 (RMB151,003) from Gaochuangte for EPC services related to the Company's solar power projects, respectively. These amounts were recorded in project assets.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES

a)    Operating lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and the United States. Such leases have remaining terms ranging from 1 to 324 months and are renewable upon negotiation. Rental expenses were $8,883 and $10,964 for the nine months ended September 30, 2014 and 2015, respectively.

        Future minimum lease payments under non-cancelable operating lease agreements at September 30, 2015 were as follows:

$
Remainder of 2015	3,026
2016	5,971
2017	2,613
2018	2,174
2019	2,100
Thereafter	16,950

Total	32,834

b)    Property, plant and equipment purchase commitments

        As of September 30, 2015, the commitments for the purchase of property, plant and equipment were $89,808.

c)     Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers in the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts.

        Total purchases under the long-term agreements were approximately $156,961 during the nine months ended September 30, 2015.

        The following is a schedule, by year, of future minimum obligation, using market prices as of September 30, 2015, under all supply agreements as of September 30, 2015:

$
Remainder of 2015	114,066

d)    Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company was required to purchase a contracted minimum volume of wafers at

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies (Continued)

Deutsche Solar AG (Continued)

pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009 purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010. In 2011, the Company did not meet its purchase commitment for the respective years. The Company believes that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,144 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of the loss on the long-term purchase commitments. The Company did not record a loss on firm purchase commitments for the nine months ended September 30 2014 and 2015.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The agreement was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862 as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,409 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. As of September 30, 2015, the accrued amount of $24,211 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million in the notice.

LDK

        In 2007, the Company entered into a three-year agreement with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, under which the Company purchased specified quantities of silicon wafers and LDK converted the Company's reclaimed silicon feedstock into wafers. In June 2008, the Company entered into two long-term supply purchase agreements with LDK in which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule. In April 2010, the Company sent a notice to LDK and announced termination of these two contracts. In July 2010, the Company filed a request for arbitration against LDK with the Shanghai Branch of the China International Economic and Trade Arbitration Commission, or CIETAC Shanghai Branch. In its arbitration request, the Company asked LDK to refund (i) an advance payment of RMB10.0 million that it had made to LDK pursuant to a three-year wafer supply agreement between CSI Cells and LDK entered into in October 2007 and (ii) two advance payments totaling RMB50.0 million that CSI Cells had made to LDK pursuant to two ten-year

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies (Continued)

LDK (Continued)

supply agreements between CSI Cells and LDK entered into in June 2008. The first hearing was held in October 2010, during which the Company and LDK exchanged and reviewed the evidence. After the first hearing, LDK counterclaimed against the Company, seeking for (i) forfeiture of the three advance payments totaling RMB60.0 million that CSI Cells had made to LDK pursuant to the October 2007 and June 2008 agreements; (ii) compensation of approximately RMB377.0 million or the loss due to the alleged breach of the June 2008 agreements by CSI Cells; (iii) a penalty of approximately RMB15.2 million due to the alleged breach of the June 2008 agreements by CSI Cells; and (iv) arbitration expenses up to RMB4.7 million. The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011. In December of 2012, CIETAC Shanghai Branch awarded RMB248.9 million plus RMB2.2 million in arbitration expenses in favor of LDK in relation to the wafer supply contracts the Company entered into with LDK, including RMB60.0 million previously paid deposits. CIETAC Shanghai Branch determined that the Company had no legal grounds to cancel the long-term supply agreements. As of December 31, 2014 and September 30, 2015, the Company had provided a full allowance against the advance to LDK of $9,798 and $9,425, respectively due to the uncertainty of recovery. In December 2012, the Company made a non-cash provision totaling $30.0 million following an arbitration award made against the Company by CIETAC Shanghai Branch in favor of LDK.

        In February 2013, LDK filed for enforcement proceedings against the Company with the Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award, after which LDK initiated additional proceedings against the Company in the Xinyu Intermediate People's Court, Jiangxi Province, or the Xinyu Intermediate Court, claiming that the Company's rights to the initial deposits had been forfeited. Accordingly, the Company reversed the provision of $30.0 million in the first quarter of 2013. On November 29, 2013, the Suzhou Intermediate Court vacated its decision of May 2013, or the May 2013 Decision, to dismiss a request by LDK, to enforce an arbitration award against the Company made by the former Shanghai branch of China International Economic and Trade Arbitration Commission, or CIETAC, in favor of LDK in the amount of RMB248.9 million relating to certain wafer supply contracts entered into between the Company and LDK in October 2007 and June 2008, and ruled that the case be re-adjudicated. This decision followed a request for re-adjudication issued by the Jiangsu Provincial High Court, which reviewed the May 2013 Decision and ordered the Suzhou Intermediate Court to retry the case on the grounds that its May 2013 Decision was based on insufficient legal grounds. The Suzhou Intermediate Court has already finished its hearing of this case and the Company is now waiting for the outcome. If the Suzhou Intermediate Court reverses the May 2013 Decision, the Company may be liable for a payment of RMB191.2 million to LDK. The Company has not made a provision for this amount. The Xinyu Intermediate Court, on October 18, 2013, postponed a related proceeding demanding the Company forfeit deposits of RMB25 million and RMB35 million paid to LDK in conjunction with the 2007 and 2008 supply contracts. The Xinyu Intermediate Court suspended its proceedings pending the outcome of the Suzhou Intermediate Court's re-examination of the May 2013 Decision.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies (Continued)

LDK (Continued)

        In March 2014, LDK filed an application for arbitration with the CIETAC in Shanghai, seeking for (i) compensation of RMB530.0 million for economic losses (including losses of potential profits) caused by the alleged breach of the June 2008 agreements; (ii) attorney fees of RMB1.2 million; and (iii) arbitration expenses. CIETAC sent the Notice of Arbitration to the Company on April 8, 2014. The Company believes the claims stated in the new application for arbitration overlap with the previous action that CIETAC Shanghai Branch has already decided upon, and which the Suzhou Intermediate Court refused to enforce. The Company filed objection to jurisdiction to CIETAC in April 2014, but CIETAC dismissed it. Therefore, the Company counterclaimed against LDK in July 2014, seeking for (i) a refund of the advance payment of RMB35.0 million; (ii) attorney fees of RMB1.0 million; and (iii) arbitration expenses. On December 22, 2015, CIETAC ruled to reject both LDK's claims and the Company's counterclaims.

        On September 9, 2015, the Suzhou Intermediate Court ruled in favor of LDK. On October 19, 2015, the Company reached a settlement agreement with LDK (the "2015 Settlement Agreement"). Under the 2015 Settlement Agreement, the Company agreed to pay RMB132.7 million ($20.9 million) to LDK and to purchase 64.3 million silicon wafers from LDK at market price over a three year period starting in or around December 2015, in exchange for which LDK (i) would release the Company from the 2012 Arbitration Award and waive its rights and claims thereunder and (ii) would withdraw its complaints from the Xinyu Intermediate Court and terminate such proceedings. The Suzhou Intermediate Court reviewed and approved the 2015 Settlement Agreement and terminated the enforcement proceeding relating to the 2012 Arbitral Award.

Class Action Lawsuits

        Following the two subpoenas from the SEC in 2010, six class action lawsuits were filed in the U.S. District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the U.S. District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that the Company's financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names the Company, its chief executive officer and its former chief financial officer as defendants. The Company filed its motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. On March 29, 2013, the Court dismissed with prejudice a class action lawsuit filed against us and certain named defendants alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The court found that the plaintiffs failed to adequately allege a securities law violation and granted the Company's motion to dismiss all claims against all defendants with prejudice. On December 20, 2013, the United States Court of Appeals for the Second Circuit affirmed the district court's order dismissing such class action lawsuit.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies (Continued)

Class Action Lawsuits (Continued)

        In addition, a similar class action lawsuit was filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that the Company's financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the CBCA, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, the Company filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The court dismissed the Company's motion on August 29, 2011. On March 30, 2012, the Ontario Court of Appeal denied the Company's appeal with regard to its jurisdictional motion. On November 29, 2012, the Supreme Court of Canada denied the Company's application for leave to appeal the order of the Ontario Court of Appeal. The plaintiff's motions for class certification and leave to assert the statutory cause of action under the Ontario Securities Act were served in January 2013 and initially scheduled for argument in the Ontario Superior Court of Justice in June 2013.However, the plaintiff's motions were adjourned in view of the plaintiff's decision to seek an order compelling the Company to file additional evidence on the motions. On July 29, 2013 the Court dismissed the plaintiff's motion to compel evidence. On September 24, 2013 the plaintiff's application for leave to appeal from the July 29 order was dismissed. In September 2014, the plaintiff obtained an order granting him leave to assert the statutory cause of action under the Ontario Securities Act for certain of his misrepresentation claims. In January 2015, the plaintiff in a class action lawsuit filed against the Company and certain of the Company's executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act. The Court dismissed the Company's application for leave to appeal and the class action has moved to the merits stage. The Company believes the Ontario action is without merit and the Company is defending it vigorously.

Countervailing and anti-dumping duties

        In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on Chinese-origin CSPV cells. The Company was identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. The Company also has affiliated U.S. operations that import the subject goods from China.

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, the Company was required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether alone or incorporated into modules. The announced cash deposit rates applicable to the Company were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). The Company paid all the cash deposits due

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies (Continued)

Countervailing and anti-dumping duties (Continued)

under these determinations. The rates at which duties will be assessed and payable are subject to ongoing administrative reviews that are likely to conclude in July 2015 and may differ from the announced deposit rates. These duties could materially and adversely affect the Company's affiliated U.S. import operations and increase the Company's cost of selling into the United States. A number of parties have challenged the rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on the appeals of the USDOC's determinations are not expected before the end of 2015. These cash deposit rates were modified on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these rulings, the cash deposit rates applicable to us were revised to 9.67% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the 2012-2013 periods are subject to ongoing litigation at U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015. The rates at which duties will be assessed and payable for the 2013-2014 period are subject to ongoing administrative reviews that are likely to conclude in July 2016 and may differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the U.S.

        These cash deposit rates were modified on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these rulings, the cash deposit rates applicable to us were revised to 9.67% (anti-dumping duty) and 20.94% (countervailing duty). On August 7, 2015, the U.S. Court of International Trade sustained the USITC's final determination and on December 11, 2015, the U.S. Court of International Trade sustained the USDOC's final determination. The rates at which duties will be assessed and payable for the 2012-2013 periods are subject to ongoing litigation at U.S. Court of International Trade. Decisions on these appeals are not expected until late 2016 or 2017.

        The rates at which duties will be assessed and payable for the 2013-2014 period are subject to ongoing administrative reviews that are likely to conclude in July 2016 and may differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the U.S.

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the U.S.. Excluded from these new actions were those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. The Company was identified as one of a number of Chinese producers exporting subject goods to the U.S. market. The Company also has affiliated U.S. operations that import goods subject to these new investigations.

        On December 15, 2014, the USDOC issued final affirmative determinations in these anti-dumping and countervailing duty investigations. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies (Continued)

Countervailing and anti-dumping duties (Continued)

are required to pay cash deposits on subject CSPV imports from China. Cash deposit rates for our subject Chinese-origin products were announced as being 30.06% (anti-dumping duty) and 38.43% (countervailing duty). The rates at which duties will be assessed and payable will be subject to administrative reviews beginning in 2016. Those reviews may result in duty rates that differ from the announced deposit rates. A number of parties have appealed these USDOC and USITC rulings to the U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015.

        During the nine months ended September 30, 2015, a total of $79.5 million cash deposits were provided relating to countervailing and anti-dumping rulings in the U.S., of which $71.1 million were charged into cost of sales and $8.4 million remained as inventories as at September 30, 2015. Given the significant uncertainty surrounding the investigations and their ultimate resolution, the Company is unable to estimate any additional possible loss or range of loss that may arise from this action.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an anti-dumping investigation concerning imports into the EU of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. In each investigation, the Company was identified as one of a number of Chinese exporting producers of these products to the EU market. The Company also has affiliated EU operations that import these products into the EU.

        On December 6, 2013, the EU imposed definitive anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. Under the terms of an undertaking agreement entered into with the European Commission, duties are not payable on the Company's products sold into the EU, so long as the Company respects the terms and conditions of the undertaking agreement, including a volume ceiling and minimum import price arrangement, and until the measures expire or the European Commission withdraws the undertaking agreement.

        In February 2014, the Company filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive anti-dumping measures and of the regulation imposing the definitive countervailing measures. These actions for annulment are ongoing.

        On June 4, 2015, the European Commission withdrew acceptance of the undertaking offer as regards to the Company. In summary, the European Commission alleged that the Company (i) provided certain non-reported benefits to its customers and thereby violated the minimum price requirements, (ii) made parallel sales of modules covered and modules not covered by the undertaking to the same customers, in excess of the permissible limits, and (iii) used one original equipment manufacturer to assemble modules outside of China, rendering the monitoring of the undertaking impracticable. As a result, the Company's exports to the EU of CSPV modules and key components (i.e. cells) originating in or consigned from China are no longer exempted from the imposition of the anti-dumping and countervailing measures. Although the Company considers that the European Commission's allegations are without merit, the Company believes that the withdrawing of the undertaking will not have a

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies (Continued)

Countervailing and anti-dumping duties (Continued)

significant impact on its results of operations because the European market is no longer one of our largest markets and without the considerable restraints imposed by the undertaking, the Company will be more efficient in servicing our EU customers at the highest possible standard.

        On November 23, 2015, the Company submitted to the General Court of the European Union requests for the withdrawal of the Company's intervention in cases T-141/14 and T-142/14. The Company's withdrawal requests are pending.

        On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The outcome of the expiry reviews can be only the extension of the measures at their existing level or their termination; the measures cannot be amended. Also on December 5, 2015, the European Commission initiated an interim (changed circumstances) review limited to the question whether cells should be excluded from the scope of the measures. The anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China will, in any event, remain in force for the duration of the reviews and may subsequently be extended for up to five years. The reviews must be terminated by March 4, 2017.

        On December 18, 2015, the European Commission confirmed our status as an interested party in the three review proceedings. The Company has not requested to be sampled in the expiry reviews and the European Commission does not intend to apply sampling in the interim review.

        In Canada, in December 2014, the Canadian government initiated concurrent anti-dumping and countervailing duties investigations on imported solar modules and laminates from China. The scope of the investigations includes thin-film and CSPV modules and laminates over 100 W but not cells. The Company completed and submitted a complete request for information response to the Canada Borer Services Agency, or CBSA, and provided views and legal arguments in opposition to a preliminary finding of injury as a domestic Canadian producer to the Canadian International Trade Tribunal. The Company submitted the data and its submitted data was subject to on-site verification by Canadian officials from March 23, 2014 to March 26, 2015. On June 3, 2015, the CBSA released final determinations of dumping and subsidization which found dumping calculated by way of a Ministerial Specification based on a Non Market Economy finding applicable to all cooperative exporters and ascertained a Canadian Solar-specific subsidies rate of 0.014RMB per Watt. On July 3, 2015 the Canadian International Trade Tribunal determined that a Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties have been imposed on imports of Chinese Solar Modules into Canada starting on July 3, 2015. The Company does not believe the imposition of these duties will have a material negative effect upon its results of operations because it has significant module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve its Canadian business.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

18. SEGMENT INFORMATION

        The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making decisions, allocating resources and assessing performance. The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer of the Company, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Company.

        The Company operates its business in three principal reportable business segments, i.e., module segment, energy development segment and electricity generation segment. The module segment primarily involves design, development, manufacture and sales of solar power products and solar system kits. The energy development segment primarily involves solar power project development, EPC services, and O&M services. The electricity generation segment primarily held the solar power projects for the purpose of generating income from the sale of electricity. The sales from module segment to energy segment have terms and conditions similar to sales to third parties. The Company's CODM reviews net revenue and gross profit and does not review balance sheet information by segment.

        The following table summarizes the Company's revenues and gross profit generated from each segment:

	For the Nine Months Ended September 30, 2015
	Module	Energy Development	Electricity Generation	Elimination	Total
	$	$	$	$	$
Net revenues	1,849,084	637,489	18,620	(157,845)	2,347,348
Cost of revenues	1,585,309	520,387	9,215	(143,881)	1,971,030

Gross profit	263,775	117,102	9,405	(13,964)	376,318

	For the Nine Months Ended September 30, 2014
	Module	Energy Development	Electricity Generation	Elimination	Total
	$	$	$	$	$
Net revenues	1,438,553	747,590	508	(182,177)	2,004,474
Cost of revenues	1,201,088	571,548	426	(164,717)	1,608,345

Gross profit	237,465	176,042	82	(17,460)	396,129

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

18. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customer's headquarters:

	For the Nine Months Ended September 30,
	2014	2015
	$	$
The Americas:
—United States	415,433	499,303
—Canada	785,458	577,605
—Brazil	277	7,592
—Others	3,505	84,512

	1,204,673	1,169,012

Asia:
—Japan	459,745	477,931
—PRC	83,141	192,008
—India	32,475	155,210
—Others	26,028	98,879

	601,389	924,028

Europe and other regions
—France	9,990	86,199
—Germany	117,131	70,313
—United Kingdom	35,810	53,463
—Netherlands	7,685	10,383
—Others	27,796	33,950

	198,412	254,308

Total net revenues	2,004,474	2,347,348

        The following table summarizes the Company's long-lived assets, including property, plant and equipment and project assets at December 31, 2014 and September 30, 2015 by geographic region, based on the physical location of the assets:

	At December 31, 2014	At September 30, 2015
	$	$
PRC	438,641	498,838
United States	49	380,898
Canada	29,152	216,273
United Kingdom	6,934	87,978
Others	63,856	130,038

Total long-lived assets	538,632	1,314,025

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

18. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's revenues generated from each product or service:

	For the Nine Months Ended September 30,
	2014	2015
	$	$
Solar power products	1,106,709	1,555,703
Solar system kits	74,567	73,077
Solar power projects	498,681	324,432
EPC services	248,388	310,840
O&M services	946	2,218
Electricity income	508	18,620
Others	74,675	62,458

Total net revenues	2,004,474	2,347,348

19. MAJOR CUSTOMERS

        Details of customers accounting for 10% or more of total net revenues are as follows:

	For the Nine Months Ended September 30,
	2014	2015
	$	$
Company A	3,580	251,428

        The accounts receivable from the three customers with the largest receivable balances represents 9%, 8% and 3% of the balance of the account at September 30, 2015, and 9%, 5% and 4% of the balance of the account at December 31, 2014, respectively. The balance from the customer with the largest receivable balance is $35,569 and $41,296 as of December 31, 2014 and September 30, 2015 respectively.

20. EMPLOYEE BENEFIT PLANS

        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost in 2014 and 2015. The expense paid by the Company to these defined contributions schemes was $3,737 and $4,731 for the nine months ended September 30, 2014 and 2015, respectively.

        In addition, in 2014 and 2015, the Company is required by PRC law to contribute approximately 10%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $4,278 and $6,206 for the nine months ended September 30, 2014 and 2015, respectively.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

21. SUBSEQUENT EVENTS

        In October 2015, the Company signed a $100.0 million two-year senior secured term loan arranged by Credit Suisse AG, Singapore Branch ("Credit Suisse"). In connection with the term loan, the Company issued the lenders warrants to purchase up to 1,348,040 shares of common stock at an exercise price of approximately $24.48 per share. In December 15 2015, the Company raised a final tranche of $80.0 million under its previously announced two-year senior secured term loan arranged by Credit Suisse, bringing the total facility amount to $180.0 million. In connection with the additional loan facility, the Company issued the lenders warrants to purchase up to 940,171 shares of common stock at an exercise price of $28.08 per share. The loan would be used for general corporate purposes.

        In November 2015, the Company closed on a debt facility with a club of banks and a tax equity investment commitment with U.S. Bancorp Community Development Corporation (USBCDC), securing financing for the 60 megawatt (MW) Barren Ridge solar power project. The lender club will provide $115 million of construction debt, a tax equity bridge loan, and a term loan option for the Barren Ridge solar project.

        In November 2015, the Company closed on a tax equity investment commitment with GE (NYSE: GE) unit GE Energy Financial Services for the 100 megawatt (MW) Astoria solar power project. The Company also closed a debt facility for the Astoria project, currently under construction in California. The Company will be the managing member of the Astoria solar power project and plans to own and operate the facility. The led club will provide project-level construction debt, a letter of credit facility and a back-leveraged term loan facility, totaling approximately $260 million.

        In November 2015, the Company closed on a combined construction and term debt facility, with a syndicate of five banks, for the 157.5 megawatt (MW) Rose Rock solar project in Texas. The syndication will provide project-level construction debt, LC facilities and a back-leveraged term facility, totaling approximately $275 million.

        In November 2015, the Company signed an agreement with Southern Power, a subsidiary of Southern Company, that Southern Power will acquire a controlling interest in project Rose Rock, the Company's 100% owned subsidiary. The Company will retain 49% ownership and contribute its share of the investment required to complete the construction of the project.

        In December 2015, the Company signed a financing agreement pursuant to which Royal Bank of Scotland ("RBS") has agreed to provide a GBP19.2 million ($29.0 million) term loan to the Company for the construction of seven solar power plants with a total installed capacity of 38MWp in the United Kingdom.

        In December 2015, the Company signed a financing agreement pursuant to which Deutsche Bank AG, Tokyo Branch has agreed to provide a JPY12.0 billion ($97.2 million) senior non-recourse project finance credit facility to Canadian Solar for the construction of the Company's solar power plants in Japan.

        In December 2015, the Company closed on a combined construction and term debt facility, with a syndicate of five banks, for the 200 MW AC Garland solar power project in California. The Syndication will provide project-level construction debt, LC facilities and a back-leveraged term facility, totaling approximately $480 million.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

21. SUBSEQUENT EVENTS (Continued)

        In December 2015, the Company signed an agreement with Southern Power, a subsidiary of Southern Company, that Southern Power will acquire a controlling interest in project Garland, the Company's 100% owned subsidiary. The Company will retain 49% ownership and contribute its share of the investment required to complete the construction of the project.

        In December 2015, the Company completed the sale of 10 MW AC (14 MW DC) Illumination LP solar power plant valued at $48.4 million to an affiliate of DIF Infrastructure III. The Company also completed the sales of 9 MW AC Aria solar power plant valued at over $47.2 million and 10 MW AC Earth Light LP solar power plant valued at over $49.7 million to One West Holdings Ltd., an affiliate of Concord Green Energy Inc.

 Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and date of Incorporation or Acquisition	Attributable Equity Interest Held	Principal Activity
CSI Solartronics (Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Research and developing solar modules
CSI New Energy Holding Co., Ltd.	PRC January 7, 2005	100%	Investment holding
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of modules
CSI Project Consulting GmbH	Germany May 26, 2009	70%	Developing solar power project
Canadian Solar Japan K.K.	Japan June 21, 2009	100%	Sales and marketing of modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project and manufacture of solar modules.
CSI Solar Power (China) Inc.	PRC July 7, 2009	100%	Investment holding
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of modules
Canadian Solar (Australia) Pty., Ltd.	Australia February 3, 2011	100%	Sales and marketing of modules
Canadian Solar International Limited	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O&M (Ontario) Inc.	Canada May 10, 2011	100%	Solar farm operating and maintenance service
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	80%	Production of solar module materials
Canadian Solar South East Asia Pte., Ltd.	Singapore September 29, 2011	100%	Sales and marketing of modules
Canadian Solar Manufacturing (Suzhou) Inc.	PRC February 13, 2012	61%	Manufacture of solar modules, cells
Canadian Solar South Africa Pty., Ltd.	South Africa June 22, 2012	100%	Sales and marketing of modules
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil November 14, 2012	100%	Sales and marketing of solar modules, and provide solar energy solution to customer
Canadian Solar Middle East Limited	United Arab Emirates December 10, 2012	100%	Sales and marketing of modules
Canadian Solar (Thailand) Ltd.	Thailand March 29, 2013	100%	Sales and marketing of modules
Canadian Solar Construction (USA) LLC	USA May 20, 2014	100%	Solar farm operating and maintenance service
CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd.	PRC May 29, 2014	80%	Research and developing, manufacture and sales of solar cells, and solar power projects development

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
	(Or Acquired)
Canadian Solar UK Ltd	United Kingdom May 29, 2014	100%	Sales and marketing of modules
Canadian Solar UK Projects Ltd	United Kingdom August 29, 2014	100%	Developing solar power project
Changshu Tegu New Materials Technology Co., Ltd.	PRC September 2, 2014	75%	EVA solar packaging film research and development, production, and sales
Changshu Tlian Co., Ltd.	PRC December 26, 2014	100%	Junction box and connector research, development, production and sales
Canadian Solar Trading (Changshu) Inc.	PRC January 22, 2015	100%	Sales of solar wafers, cells and other photovoltaic products
Canadian Solar Energy Acquisition Co.	USA January 22, 2015	100%	Developing solar power project
Canadian Solar UK Strategies Limited	United Kingdom February 6, 2015	100%	Project management and financing
Recurrent Energy, LLC	USA March 31, 2015	100%	Developing solar power project
PT Canadian Solar Indonesia	Indonesia February 26, 2015	67%	Production of solar modules
Canadian Solar Manufacturing Vietnam Co., Ltd	Vietnam June 25, 2015	100%	Production of solar modules
Canadian Solar Manufacturing (Jin Zhai) Co.,Ltd.	PRC July 26, 2015	100%	Production of solar modules
Canadian Solar Energy Private Limited	India May 06, 2015	100%	Sales and marketing of modules
Canadian Solar Australia 1 Pty Ltd	Australia August 03, 2015	100%	Sales and marketing of modules